SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                XO HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98417K106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Ira S. Dizengoff, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7, for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98417K106                                                  Page 2 of 5


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Allegiance Telecom Liquidating Trust

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)   [ ]
                                          (b)   [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS



5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

 NUMBER OF           7        SOLE VOTING POWER
  SHARES                      23,020,000
BENEFICIALLY
  OWNED BY           8        SHARED VOTING POWER
    EACH                      0
 REPORTING
  PERSON             9        SOLE DISPOSITIVE POWER
  WITH                        23,020,000

                     10       SHARED DISPOSITIVE POWER
                              0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                23,020,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.7%

14      TYPE OF REPORTING PERSON

                OO

CUSIP No. 98417K106                                                  Page 3 of 5


     This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed on behalf of Allegiance Telecom Liquidating Trust (the "Trust"), and relates to shares of common stock, $.01 par value per share (the "Shares") of XO Holdings, Inc. (the "Issuer"), held for the account of the Trust. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 7, 2004 (the "Schedule 13D"). Capitalized terms used in this Amendment but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

     This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of XO Holdings, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 11111 Sunset Hills Road, Reston, Virginia 20190.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     According to information filed by the Issuer with the Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 181,933,035 as of May 9, 2006.

          (a)  The  Trust  may be  deemed  to be  the  beneficial  owner  of the
23,020,000 Shares (approximately 12.7% of the total number of Shares outstanding) held for the account of the Trust. Each of the individuals listed on Annex A disclaims beneficial ownership of the Shares held for the account of the Trust.

          (b) The Trust may be deemed to have sole power to direct the voting and disposition of the 23,020,000 Shares held for the account of the Trust.

          (c) Transactions in the Shares by the Trust during the past sixty (60) days:


  Date of                                                              Price Per
Transaction          Nature of Transaction        Number of Shares       Share
--------------  ------------------------------  --------------------  ----------
May 5, 2006      Open market sale of Shares          6,150,000         $5.12
--------------  ------------------------------  --------------------  ----------
May 8, 2006      Open market sale of Shares            200,000         $4.95
--------------  ------------------------------  --------------------  ----------
May 8, 2006      Open market sale of Shares             10,000         $5.15
--------------  ------------------------------  --------------------  ----------
May 10, 2006     Open market sale of Shares         16,000,000         $5.00
--------------  ------------------------------  --------------------  ----------


          (d) The Beneficiaries of the Trust have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Trust in accordance with their beneficial interests in the Trust.

          (e) Not applicable.

CUSIP No. 98417K106                                                  Page 4 of 5



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

     The Shares owned by the Trust are registered under the Securities Act of 1933, as amended, under a prospectus, dated as of April 14, 2006 (the "Prospectus"). The Prospectus was filed by the Issuer pursuant to the terms of a Registration Rights Agreement, dated as of June 23, 2004, between Allegiance Telecom, Inc., Allegiance Telecom Company Worldwide, the Trust and XO Communications, Inc., the predecessor to the Issuer.

     Except as set forth above and in the Plan and the Liquidating Trust Agreement, the Trust does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP No. 98417K106                                                  Page 5 of 5



                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  May 12, 2006                     ALLEGIANCE TELECOM LIQUIDATING TRUST



                                        By:  /s/ Eugene I. Davis
                                             -----------------------------------
                                             Name:  Eugene I. Davis
                                             Title:  Plan Administrator